VERENIUM CORPORATION

55 Cambridge Parkway

Cambridge, Massachusetts 02142

August 2, 2007

VIA EDGAR AND FACSIMILE (202-772-9217)

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: John L. Krug

100 F Street, NE; Mail Stop 6010

Washington, D.C. 20549-6010

Re:	Verenium Corporation
Registration Statement on Form S-3 (File No. 333-143894)

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 6, 2007, at 2:00 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this request, undersigned registrant hereby acknowledges that:

•

should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERENIUM CORPORATION

By:	/s/ John A. McCarthy
John A. McCarthy
Chief Financial Officer